UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Intrepid Potash, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

46121Y 10 2

(CUSIP Number)

J. Landis Martin

Potash Acquisition, LLC

200 Fillmore Street, Suite 200

Denver, Colorado 80206

(303) 292-7300

Copy to:

M. Robert Morrill, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, 8th Floor

Denver, Colorado 80202

(303) 592-3126

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 Pages

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons Potash Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 10,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☑*
13.	Percent of Class Represented by Amount in Row 11: Less than 0.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes shares held by the other parties to the Director Designation and Voting Agreement and Registration Rights Agreement described in Item 6 of the statement on Schedule 13D being amended hereby.

Page 3 of 7 Pages

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons PRV Investors I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 45,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 45,000
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,000
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☑*
13.	Percent of Class Represented by Amount in Row 11: Less than 0.1%
14.	Type of Reporting Person (See Instructions) OO

*	Excludes shares held by the other parties to the Director Designation and Voting Agreement and Registration Rights Agreement described in Item 6 of the statement on Schedule 13D being amended hereby.

Page 4 of 7 Pages

CUSIP No. 46121Y 10 2

1.	Names of Reporting Persons J. Landis Martin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power: 1,381,674
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,381,674
10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,381,674
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☑*
13.	Percent of Class Represented by Amount in Row 11: 1.8%
14.	Type of Reporting Person (See Instructions) IN

*	Excludes shares held by the other parties to the Director Designation and Voting Agreement and Registration Rights Agreement described in Item 6 of the statement on Schedule 13D being amended hereby.

Page 5 of 7 Pages

This Amendment No. 1 amends the statement on Schedule 13D (the “Schedule 13D”) filed on May 5, 2008 by Potash Acquisition, LLC, a Delaware limited liability company (“PAL”), PRV Investors I, LLC, a Delaware limited liability company (“PRV”), and J. Landis Martin (“Martin”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

Gregory A. Sissel (“Sissel”), an executive officer of PRV identified in Item 2 of the Schedule 13D, holds certain indirect interests in PAL, and received shares of Common Stock as a result of the distributions more fully described in Item 5 below.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The Reporting Persons acquired shares of Common Stock in order to acquire an equity interest in the Issuer. Sissel acquired shares of Common Stock as a result of the distributions described in Item 5 below.

The Reporting Persons and, to the best knowledge of each Reporting Person, Sissel intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Common Stock owned by them and, in the case of the Reporting Persons, their right to designate a nominee for election to the Board of Directors of the Issuer pursuant to the Director Designation and Voting Agreement dated as of April 25, 2008 (the “Director Designation and Voting Agreement”) among the Issuer, PAL, Harvey Operating and Production Company, a Colorado corporation (“HOPCO”), and Intrepid Production Corporation, a Colorado corporation (“IPC” and, together with PAL and HOPCO, the “Original Stockholders”), which is more fully described in Item 6 of the Schedule 13D.

The Reporting Persons and, to the best knowledge of each Reporting Person, Sissel intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease (subject, in the case of the Reporting Persons, to the restrictions set forth in the Director Designation and Voting Agreement described in Item 6 of the Schedule 13D) the size of their investment in the Issuer. Such decreases may, if so desired by the Reporting Persons and Sissel, be effected pursuant to the exercise of registration rights held under the Registration Rights Agreement dated as of April 25, 2008 (the “Registration Rights Agreement”) among the Issuer and the Original Stockholders, which is more fully described in Item 6 of the Schedule 13D.

Except as otherwise described in the Schedule 13D, as amended hereby, none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the other persons named in Schedule A, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any

Page 6 of 7 Pages

existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

On November 14, 2008, PAL distributed 8,058,000 shares of Common Stock pro rata in accordance with its governing instruments to its members. The members of PAL and certain persons with indirect interests in PAL thereupon successively distributed substantially all of the shares received pro rata in accordance with their respective governing instruments to their partners and members. Following such distributions, (a) PAL is the direct beneficial owner of 10,000 shares of the Common Stock (less than 0.1% of the shares of Common Stock outstanding as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2008 (the “outstanding shares”)), (b) PRV is the direct or indirect beneficial owner of 45,000 shares of Common Stock (less than 0.1% of the outstanding shares), including indirect beneficial ownership of the 10,000 shares held by PAL, by virtue of the relationships previously reported in Item 2 of the Schedule 13D, (c) Martin is the beneficial owner of 1,381,674 shares of Common Stock (approximately 1.8% of the outstanding shares), including indirect beneficial ownership of the 45,000 shares held by PAL and PRV, by virtue of the relationships previously reported in Item 2 of the Schedule 13D, and (d) Sissel is the beneficial owner of 193,626 shares of Common Stock (approximately 0.3% of the outstanding shares).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure under the subheading “Registration Rights Agreement” in Item 6 of the Schedule 13D is hereby amended and restated as follows:

Pursuant to the Registration Rights Agreement, each of the Original Stockholders, as well as PRV, Martin and Sissel as transferees of shares of Common Stock originally held by PAL, has the right, in certain circumstances, to require the Issuer to register for sale some or all of the shares of Common Stock held by it or him. Subject to the terms and conditions of the Registration Rights Agreement, each Original Stockholder, together with its assignees, transferees and successors, has the right to make three such “demands” for registration, one of which may require a shelf registration statement. In addition, in connection with registered offerings by the Issuer, whether pursuant to a “demand” registration or otherwise, the Original Stockholders, as well as PRV, Martin and Sissel as transferees of shares of Common Stock originally held by PAL, will have the ability to exercise certain “piggyback registration rights” and have some or all of their shares included in the registration statement.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the text of Exhibit 3 to the Schedule 13D, which is incorporated by this reference.

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

POTASH ACQUISITION, LLC

	By:	PRV Investors I, LLC Manager

Date: November 20, 2008	By:	/s/ Gregory A. Sissel
Gregory A. Sissel, Chief Financial Officer

PRV INVESTORS I, LLC

Date: November 20, 2008	By:	/s/ Gregory A. Sissel
Gregory A. Sissel, Chief Financial Officer

Date: November 20, 2008	/s/ J. Landis Martin
J. LANDIS MARTIN